Mercedes-Benz Auto Lease Trust 2012-A
Investor Report
Collection Period Ended   31-Mar-2014

Amounts in USD

Dates

Collection Period No.	25			
Collection Period (from... to)	1-Mar-2014	31-Mar-2014		
Determination Date	11-Apr-2014			
Record Date	14-Apr-2014			
Payment Date	15-Apr-2014			
Interest Period of the Class A-1 Notes (from... to)	17-Mar-2014	15-Apr-2014	Actual/360 Days	29
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Mar-2014	15-Apr-2014	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	345,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	495,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	489,000,000.00	55,991,435.04	0.00	55,991,435.04	114.501912	0.000000
Class A-4 Notes	101,264,000.00	101,264,000.00	90,983,147.00	10,280,853.00	101.525251	0.898475
Total Note Balance	**1,430,264,000.00**	**157,255,435.04**	**90,983,147.00**	**66,272,288.04**		

Overcollateralization	267,379,474.41	305,575,825.39	305,575,825.39	
Total Securitization Value	**1,697,643,474.41**	**462,831,260.43**	**396,558,972.39**	
present value of lease payments	697,529,576.24	64,147,741.12	53,979,005.86	
present value of Base Residual Value	1,000,113,898.17	398,683,519.31	342,579,966.53	

	Amount	Percentage
Initial Overcollateralization Amount	267,379,474.41	15.75%
Target Overcollateralization Amount	305,575,825.39	18.00%
Current Overcollateralization Amount	305,575,825.39	18.00%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.343780%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.660000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.880000%	41,060.39	0.083968	56,032,495.43	114.585880
Class A-4 Notes	1.070000%	90,293.73	0.891667	10,371,146.73	102.416917
Total		**131,354.12**		**$66,403,642.16**	

Amounts in USD

Available Funds		**Distributions**	
Lease Payments Received	11,152,868.47	(1) Total Servicing Fee	385,692.72
Net Sales Proceeds-early terminations (including Defaulted Leases)	32,254,360.23	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	32,534,523.33	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Excess wear and tear included in Net Sales Proceeds	37,524.01	(3) Interest Distributable Amount Class A Notes	131,354.12
Excess mileage included in Net Sales Proceeds	526,152.45	(4) Priority Principal Distribution Amount	0.00
Subtotal	75,941,752.03	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Repurchase Payments	0.00	(6) Regular Principal Distribution Amount	66,272,288.04
Advances made by the Servicer	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Investment Earnings	967.92	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Total Available Collections	75,942,719.95	(9) Excess Collections to Certificateholders	9,153,385.07
Reserve Account Draw Amount	0.00	**Total Distribution**	**75,942,719.95**
Total Available Funds	**75,942,719.95**		

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	385,692.72	385,692.72	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	131,354.12	131,354.12	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	41,060.39	41,060.39	0.00
thereof on Class A-4 Notes	90,293.73	90,293.73	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	131,354.12	131,354.12	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	66,272,288.04	66,272,288.04	0.00
Principal Distribution Amount	66,272,288.04	66,272,288.04	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	8,488,217.37
Reserve Fund Amount - Beginning Balance	8,488,217.37
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	115.52
minus Net Investment Earnings	115.52
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	8,488,217.37
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	115.52
Net Investment Earnings on the Exchange Note	
Collection Account	852.40
Investment Earnings for the Collection Period	967.92

Notice to Investors

Mercedes-Benz Financial Services LLC, as Servicer, has elected to excercise its option under Section 5.01 of the 2012-A Servicing Supplement to purchase the 2012-A Exchange Note on April 15, 2014 (the "Redemption Date") and has deposited $90,983,147.00 into the 2012-A Exchange Note Collection Account to redeem the balance of the Class A-4 Notes. Therefore, pursuant to Section 10.01 of the Indenture, the Notes will be redeemed on the Redemption Date.

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,697,643,474.41	45,053
Securitization Value beginning of Collection Period	462,831,260.43	16,458
Principal portion of lease payments	8,284,677.68	
Terminations- Early	28,205,970.63	
Terminations- Scheduled	27,455,882.04	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	2,325,757.69	
Securitization Value end of Collection Period	396,558,972.39	14,233

Pool Factor	23.36%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.66%	6.60%
Weighted Average Remaining Term (months)	25.04	7.24
Weighted Average Seasoning (months)	12.37	32.95
Aggregate Base Residual Value	1,139,551,610.25	354,807,376.00
Cumulative Turn-in Ratio		84.17%
Proportion of base prepayment assumption realized life to date		68.95%
Actual lifetime prepayment speed		0.68%

Amounts in USD

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	394,472,772.60	14,164	99.47%
31-60 Days Delinquent	1,363,102.30	45	0.34%
61-90 Days Delinquent	642,064.64	21	0.16%
91-120 Days Delinquent	81,032.85	3	0.02%
Total	396,558,972.39	14,233	100.00%

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Credit Loss	Current
Securitization Value of Defaulted Leases BOP	583,898.11
Less Liquidation Proceeds	257,386.64
Less Recoveries	415,036.17
Current Net Credit Loss / (Gain)	(88,524.70)
Cumulative Net Credit Loss / (Gain)	(2,169,982.84)
Cumulative Net Credit Loss / (Gain) as % of Cutoff Date	
Securitization Value	(0.128%)

Residual Loss	Current
Securitization Value of Liquidated Leases BOP	57,403,712.25
Less sales proceeds and other payments received during	
Collection Period	64,511,644.76
Current Residual Loss / (Gain)	(7,107,932.51)
Cumulative Residual Loss / (Gain)	(141,069,425.74)
Cumulative Residual Loss / (Gain) as % of Cut-off Date	
Securitization Value	(8.310%)